VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Chile Fund, Inc. Preliminary Proxy Statement filed on Schedule 14A on November 13, 2017, SEC Accession No. 0001104659-17-067893

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that the staff (the “Staff”) of the Securities and Exchange Commission (the
“SEC” or the “Commission”) provided in a telephone conversation with Jennifer Rogers and Robert Hepp of Aberdeen Asset Management Inc. and Elliot Gluck of Willkie Farr & Gallagher LLP on November 21, 2017 and December 14, 2017.  The Proxy Statement pertains to annual and special meetings of shareholders of the Aberdeen Chile Fund, Inc. (the “Registrant”).  The Proxy Statement has been revised to address the Staff’s comments and is being submitted concurrently with this letter (the “Definitive Proxy Statement”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.

Comment No. 1:                                                     In the shareholder letter, please clarify that the Registrant’s shareholders will not be asked to vote on the Reorganizations.

Response:                                                                                        Clarifying language has been added to the shareholder letter.

Comment No. 2:                                                     In the question & answer portion of the Proxy Statement, specifically on page iv, please describe the changes to the team members who will be primarily responsible for managing the Registrant.

Response:                                                                                        The changes to the specific team members have been noted.

Comment No. 3:                                                     Please disclose whether the Registrant has traded at such a significant discount in the past five years that the proposed change to the Registrant’s advisory fee would have resulted in a higher fee.

Response:                                                                                        Disclosure has been added in the Definitive Proxy Statement in response to the Staff’s comment.

Comment No. 4:                                                     Please clarify that, although City of London Investment Management Company Limited agrees to tender all of its shares under the Standstill Agreement, it will be subject to the same pro rata acceptance of tendered shares in an oversubscribed tender offer as are all the other tendering shareholders.

Response:                                                                                        The requested clarification disclosure has been added.

Comment No. 5:                                                     Please add in one or two questions & answers relating to the tax consequences of the Fund Consolidation. First, address the tax considerations of any portfolio realignment that will occur following the Fund Consolidation.  Second, address the tax consequences of the tender offer both to: (i) existing shareholders who tender and (ii) existing shareholders who choose not to tender. When addressing the estimated capital gains distributions relating to the tender offer, either include in those estimates any capital gains that would be realized as a result of the realignment and clarify that the estimate includes such realignment impact, or provide two separate estimated capital gains impact disclosures with one including realignment impact and one excluding realignment impact with disclosure noting whether the realignment impact is included. The Staff also requests that the registrant notify shareholders by press release of tax consequences of the tender offer.

Response:                                                                                        Two questions and answers have been added addressing the tax consequences of portfolio realignment that will occur following the Fund Consolidation and the tax consequences of the tender offer.

Comment No. 6:                                                     Please note how the Fund Consolidation will affect fees and expenses, specifically pre-waiver at every point in the Proxy Statement where the fees and expenses are estimated or shown post-waiver within the Proxy Statement. When providing estimated expenses in response to this comment in the question & answer portion of the proxy statement, please show expenses at both levels: (i) assuming that all reorganizations are consummated, and (ii) assuming that only one reorganization is consummated.

Response:                                                                                        Disclosure has been added in the Definitive Proxy Statement in response to the Staff’s comment.

Comment No. 7:                                                     Because “Income” is in the proposed new name for the Registrant, the objective should emphasize income, consistent with the Securities and Exchange Commission Staff’s release of answers to frequently asked questions concerning Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), question and answer 9.

Response:                                                                                        The Registrant’s investment objective has been revised.

Comment No. 8:                                                     In each case where you disclose the proposed fund expense limitation agreement that would be in effect for the Fund following the Fund Consolidation, it should be noted that the adviser has the ability to recoup waived expenses.

Response:                                                                                        Disclosure has been added in the Definitive Proxy Statement in response to the Staff’s comment.

Comment No. 9:                                                     In the table on page 9, please disclose whether the Fund’s total expense ratio for the Combined Fund reflects the proposed reduction in the investment advisory fee. Also disclose what the total expense ratio would be if the proposed reduction in the investment advisory fee is not approved.

Response:                                                                                        Disclosure has been added in the Definitive Proxy Statement in response to the Staff’s comment.

Comment No. 10:                                              The Staff notes that the Registrant assumes that there will be 10% leverage in its calculations of Registrant expenses in the Fund’s fee table. In your response to the Staff, please confirm how the Registrant will inform shareholders if an increase in leverage above 10% would materially increase the total expense ratio of the Registrant.

Response:                                                                                        If the Registrant increases leverage beyond 10%, and such increase would have resulted in a material increase to the Registrant’s expense table, the Registrant will inform shareholders in the Registrant’s next annual or semi-annual report.

Comment No. 11:                                              In the total expense ratio comparison tables on page 9, please add to the “Gross” and “Net” labels in the left hand column the following language in each of the rows immediately following the words “Gross” and “Net”: “of Operating Expense Limit”. Also, please omit the rows of the table and the disclosure relating to the exclusion of interest expense associated with estimated leverage.

Response:                                                                                        The requested language has been added, with a slight revision to clarify that the first column is gross and net of an advisory fee waiver rather than a total operating expense limitation.  The rows of the table and the disclosure relating to the exclusion of interest expense associated with estimated leverage have been deleted.

Comment No. 12:                                              In the total expense ratio comparison tables on page 9, please add to the second column header regarding the highest potential pro forma combined fund total expense ratio the following language at the end of the header: “Post Tender Offer”.

Response:                                                                                        The requested language has been added.

Comment No. 13:                                              With respect to the waiver of the Registrant’s advisory fee that is currently in effect, if the Fund’s investment adviser is able to recoup these fees under certain circumstances, include disclosure to that effect.

Response:                                                                                        The Fund’s investment adviser does not have the ability to recoup fees under the Registrant’s current advisory fee waiver.  Therefore, no disclosure has been added.

Comment No. 14:                                              Please include a description of the Registrant’s current distribution policy and describe in more detail how that might be expected to change.

Response:                                                                                        A description has been included in the Definitive Proxy Statement to reflect the Staff’s comment.

Comment No. 15:                                              Please confirm whether the Registrant is required to include a shareholder proposal relating to the ratification or rejection of the Registrant’s independent public accounting firm under Section 32(a)(2) of the 1940 Act.

Response:                                                                                        The Registrant is not required to include a shareholder proposal relating to the ratification or rejection of the Fund’s independent public accounting firm because it relies on Rule 32a-4 under the 1940 Act.

Comment No. 16:                                              Please consider clarifying the disclosure with respect to the vote that is required to approve the Director nominees.  Namely, if the number of nominees being presented does not exceed the number of vacancies, perhaps the existing disclosure can be revised to state and to simplify.

Response:                                                                                        The number of nominees does not exceed the number of vacancies, so the above-referenced disclosure has been revised.

Comment No. 17:                                              To be consistent with the requirements of Item 9(1)(c) of Form N-2, please add disclosure noting that the named portfolio managers are “jointly and primarily” responsible for the management of the Fund if it is managed by a team sharing responsibility, or, if there are one or more portfolio managers who are lead portfolio managers, note that the lead portfolio managers are “primarily” responsible and simply note the additional portfolio managers.

Response:                                                                                        The requested disclosure has been added.

Comment No. 18:                                              On page 35, please include additional disclosure regarding the proposed portfolio realignment that is expected to occur if Special Meeting Proposals 3 and 4 are approved by shareholders. Specifically, address the anticipated portfolio transaction costs, the percentage of the Registrant’s portfolio that is expected to be realigned, a statement that the total reorganization costs do not reflect commissions incurred in the portfolio realignment, and what the capital gains distributions would be estimated to be had the portfolio realignment relating to Special Meeting Proposals 3 and 4 occurred on or about September 30, 2017 in total dollars (in addition to the per share amount already disclosed). Please also disclose the estimated portfolio transaction costs that would be incurred in connection with selling portfolio securities in order to complete a 50% tender offer.

Response:                                                                                        The requested disclosure has been added.

Comment No. 19:                                              On page 36, please include more information regarding the Registrant’s use of leverage, including the type(s) of leverage, who the Registrant intends to borrow from to obtain this leverage, what the intended use of the leveraged proceeds would be and what percentage of assets the Registrant expects to lever.

Response:                                                                                        The requested disclosure has been added.

Comment No. 20:                                              On page 38, please include the expected percentage of borrowings and the Registrant’s intended purpose for those borrowings.

Response:                                                                                        The requested information has been added.

Comment No. 21:                                              On page 39, please include disclosure of the risks of issuing preferred stock and or debt securities, including that the rights would be senior, would be subject to dividend expenses on preferred shares and that preferred shares can elect their own directors.

Response:                                                                                        Additional risk disclosure has been added to the Definitive Proxy Statement.

Comment No. 22:                                              With respect to the table on page 42 relating to the Registrant’s advisory fee, please explain why the fee would be higher on a net basis than it would be on a gross basis.

Response:                                                                                        The above-referenced disclosure was not intended to imply that the advisory fees are higher on a net basis than on a gross basis.  The Registrant has revised the disclosure to clarify that the current advisory fee, after the impact of the advisory fee waiver, is lower than the proposed advisory fee.

Comment No. 23:                                              Consistent with the requirements of Item 22(c)(11), please include a discussion of the board considerations regarding approval of the advisory agreement.

Response:                                                                                        A discussion of the Board considerations regarding approval of the advisory agreement has been added.

Comment No. 24:                                              Please clarify on page 44 whether the $47,000 estimate of total expenses to the Registrant of preparation, printing and mailing of the proxy card, Notices and Proxy Statement include the Registrant’s reimbursement of banks, brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of the shares of the Registrant.

Response:                                                                                        Clarifying language has been added to the Definitive Proxy Statement.

Comment No. 25:                                              With respect to the fees to be paid to AST Fund Solutions, LLC (“AST”), the Proxy Statement notes on page 44 that AST will receive a fee estimated at $8,600 with respect to assistance in the solicitation of proxies and that total fees to be paid by the Registrant to AST are estimated to be between $25,000 and $32,000.  Please explain what services are to be provided by AST for which AST is to be paid fees beyond $8,600.

Response:                                                                                        Additional disclosure regarding AST’s services has been added to the Definitive Proxy Statement.

Comment No. 26:                                              Please provide the deadline for Director nominations pursuant to Rule 14a-5(e)(3).

Response:                                                                                        The Proxy Statement has been revised to clarify that any business to be properly brought by a shareholder at the annual meeting, including shareholder nominations for election to the Registrant’s Board of Directors, must be timely, as defined in the Definitive Proxy Statement.

Comment No. 27:                                              In the “Amended” column of the “Investment Strategies and Policies” section of Appendix A, please disclose the market capitalization policy for equity investments.

Response:                                                                                        The Registrant may invest in securities of any market capitalization.  Disclosure has been added to address the Staff’s comment.

Comment No. 28:                                              In the “Amended” column of the “Investment Strategies and Policies” section of Appendix A, it states that “[a]n emerging markets country is any country determined by Aberdeen Asset Managers Limited, the Fund’s investment adviser (the “Adviser”), to have an emerging market economy, considering factors such as the country’s credit rating, its political and economic stability and the development of its financial and capital markets,” and that “[e]merging market countries for purposes of this policy can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe.”  The Staff noted that it does not believe that this definition of emerging market companies is sufficiently specific for the purposes of Rule 35d-1 under the 1940 Act.  Please disclose, consistent with the requirements of Rule 35d-1, the specific criteria that the Fund will use to determine whether a country is an emerging markets country.

Response:                                                                                        The Registrant has revised the above-referenced disclosure to address the Staff’s comment.

Comment No. 29:                                              Confirm that only convertible debt that is “in-the-money” at the time of investment will be counted towards the Registrant’s policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in emerging markets equity securities (the “80% Policy”).

Response:                                                                                        Convertible debt securities are not counted as equity securities for purposes of the Registrant’s 80% policy.  Disclosure has been added to the Definitive Proxy Statement to address the Staff’s comment.

Comment No. 30:                                              Please confirm whether the convertible debt securities that are included in the types of bonds in which the Fund may invest include contingent convertible securities (“CoCos”). If so, and they are a principal strategy of the Fund, please specifically reference

CoCos in the “Amended” column of the “Investment Strategies and Policies” section of Appendix A, and disclose the corresponding risks.

Response:                                                                                        The Registrant does not currently intend to invest in CoCos following the Fund Consolidation.  Therefore, no disclosure has been added to the Definitive Proxy Statement.

Comment No. 31:                                              In the “Amended” column of the “Investment Strategies and Policies” section of Appendix A, the Registrant discloses four criteria that it considers when classifying securities as emerging market securities.  The criterion in (iv) indicates that securities that “are denominated in the currency of an emerging market” would be considered emerging market securities for the purposes of the Registrant’s 80% policy.  However, the Staff notes that a security meeting the criterion in (iv) alone would not satisfy the Fund’s 80% Policy.  Please revise the disclosure accordingly.

Response:                                                                                        The Registrant has revised the above-referenced disclosure to remove criterion (iv) from the list of criteria the Registrant considers when classifying securities as emerging market securities.

Comment No. 32:                                              In the “Amended” column of the “Investment Strategies and Policies” section of Appendix A, the Registrant includes language that “[e]merging market securities include securities that are issued by: […] companies or other issuers that […] alone or on a consolidated basis derive a significant portion of their annual revenue or assets from goods produced, sales made or services performed in emerging markets countries” (emphasis added). The Staff believes that a subsidiary company should meet the applicable criteria on its own and not due to the activities of an affiliate or sister company. Please explain why it is appropriate to meet this criterion on a consolidated basis or revise the disclosure.

Response:                                                                                        The Financial Accounting Standards Board (“FASB”) stated in “Accounting Research Bulletin 51: Consolidated Financial Statements” that the purpose of consolidated statements is to present, primarily for the benefit of the shareholders and creditors of the parent company, the results of operations and the financial position of a parent company and its subsidiaries essentially as if the group were a single company with one or more branches or divisions. The Registrant notes that the Registrant may invest in securities of a parent company that operates through its subsidiaries and therefore issues consolidated financial statements. The Registrant respectfully submits that it believes it is reasonable that such consolidated financial statements would be used to determine the annual revenues and earnings of the parent company and from what country or countries such revenue or earnings were derived.  A subsidiary company in which the Registrant may invest would not meet this criterion based on a combination of its and its parent company’s earnings and revenues.  The Registrant respectfully declines to add additional disclosure to the principal investment strategies section about this criterion as it believes it may be excessive and confusing to shareholders; however, the Registrant has revised the disclosure to remove the phrase “alone or on a consolidated basis” to avoid any confusion regarding the use of these terms in the future.

Comment No. 33:                                              In the “Amended” column of the “Investment Strategies and Policies” section of Appendix A, the Registrant discloses four criteria that it considers when classifying securities as emerging market securities.  The criterion in (iii) indicates that securities that “alone or on a consolidated basis derive a significant portion of their annual revenue or assets from goods produced, sales made or services performed in emerging markets countries” would be considered emerging market securities for the purposes of the Registrant’s 80% policy. The subsequent sentence clarifies that “[t]he Fund will consider that a company or issuer derives a ‘significant’ portion of its annual revenue from a country if the highest concentration of the company’s annual revenue comes from that country as measured by Bloomberg.” The Staff notes that a security meeting the criterion in (iii) alone would satisfy the Registrant’s 80% Policy only if it required “a majority of their annual revenue…” rather than “a ‘significant portion’ of its annual revenue….”  Please revise the disclosure accordingly.

Response:                                                                                        The Registrant has revised the criterion in (iii) to reference “a majority of their annual revenue…” instead of “a significant portion of their annual revenue…” and has deleted the sentence that follows which defines the meaning of “a significant portion.”

Comment No. 34:                                              Please disclose how the Registrant intends to use leverage and from whom it will borrow.

Response:                                                                                        Disclosure has been added to the Definitive Proxy Statement to address the Staff’s comment.

Comment No. 35:                                              If the Registrant intends to invest significantly in a particular economic sector, please disclose which sector and the related risks.

Response:                                                                                        The Registrant’s portfolio management team currently anticipates that immediately after realigning the Combined Fund’s portfolio following the Fund Consolidation, the Registrant’s portfolio will include a significant amount of securities of companies that represent the financial sector; as a result, the Registrant has added “Financials Sector Risk” as a subset of “Sector Risk” in the “Amended” column of the “Risks of Investing in the Fund” section of Appendix A.  However, because the Registrant does not employ a particular strategy to invest in the financial sector or any other sector, the Registrant respectfully declines to add disclosure about investing in the financial sector to the principal strategies disclosure.  The Registrant notes, however, that the Registrant’s investment strategy disclosure states that “[a]lthough the Fund will not invest 25% or more of its total assets in the securities of companies in the same industry, the Fund may invest in securities of any market sector and may hold a significant amount of securities of companies, from time to time, within a single sector.”  Accordingly, if the Registrant has invested a significant portion of its assets invested in securities that belong to a particular sector in the future, the Registrant intends to include disclosure of a sector-specific risk factor describing the risks to which the Registrant is subject in its next annual or semiannual report to shareholders.

Comment No. 36:                                              With respect to the Registrant’s ability to invest in (i) debt securities denominated in the currency of an emerging country or issued or guaranteed by an emerging country company of the government of an emerging country and (ii) debt securities of corporate or governmental issuers located in developed countries, please disclose the Registrant’s credit quality policy and maturity policy.

Response:                                                                                        [The Registrant may invest in debt securities that that are rated no lower than A-2 by Standard & Poor’s Rating Group or P-2 by Moody’s Investor Services or the equivalent by another rating service or, if unrated, deemed to be of equivalent quality by the Investment Adviser.]  The Registrant may invest in securities of any maturity.  The Proxy Statement has been revised to address the Staff’s comment.

Comment No. 37:                                              The Registrant’s ability to invest in frontier markets is noted; please describe the related risks of investing in frontier markets.

Response:                                                                                        The Proxy Statement has been revised to address the Staff’s comment.

Comment No. 38:                                              The Registrant discloses risks related to investments in China; please note the Registrant’s intention to invest in China in the “Investment Strategies and Policies” section in Appendix A.

Response:                                                                                        Because the Registrant does not have a particular strategy to invest significantly in China or any other single emerging market country, the Registrant respectfully declines to add disclosure about investing in China to the principal strategies disclosure.  However, the Registrant has added strategy disclosure that “[f]rom time to time, the Fund may have a significant amount of assets invested in securities of issuers of a single country or of a number of countries in a particular geographic region and therefore may be subject to a greater extent to risks associated therewith.”

Comment No. 39:                                              Please consider whether the Registrant might need junk bond risk disclosure in Appendix A, and add if relevant.

Response:                                                                                        Because the Registrant does not currently intend to invest in junk bonds as part of its principal strategies, the Registrant has not added junk bonds to the principal strategies disclosure.

Comment No. 40:                                              If the Registrant will be significantly invested in a particular country or geographic region, please disclose the country and/or region and the related risks.

Response:                                                                                        Because the Registrant does not have a particular strategy to invest in a particular country or geographic region as part of its principal strategies, the Registrant has not added specific countries or geographic regions to the principal strategies disclosure.  However, the Registrant has added strategy disclosure that “[f]rom time to time, the Fund may have a significant amount of assets invested in securities of issuers of a single country or of a number of countries in a particular geographic region and therefore may be subject to a greater extent to risks associated therewith.”  If the Registrant has a significant portion of its assets invested in securities that belong to a particular country or geographic region in the future, the Registrant intends to include disclosure of the corresponding country-specific risk factor describing the risks to which the Registrant is subject in its next annual or semiannual report to shareholders.

Comment No. 41:                                              Please consider whether the Registrant’s fundamental investment restriction prohibiting it from investing in securities on margin would conflict with the Registrant’s ability to enter into margin loans and whether the Registrant should also be seeking a shareholder vote to remove the fundamental investment restriction prohibiting investments in securities on margin.

Response:   The Registrant does not intend to invest in margin loans and has removed references to investments in margin loans from the Proxy Statement.

Comment No. 42:                                              In the questions and answers portion, with respect to the language indicating that a shareholder of the Target Funds, CoL, has agreed to certain things under the Standstill Agreement including an agreement to “vote all shares beneficially owned by it in favor of all Combined Fund Director nominees and all proposals submitted at shareholder meetings in 2018 relating to the Fund Consolidation”,  please clarify whether CoL also is a shareholder of the Fund and has the ability to vote for Combined Fund Director nominees.

Response:  The Proxy Statement has been revised to address the Staff’s comment.

*                     *                  *                  *                   *

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)         the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5757.

Very truly yours,

/s/ Lucia Sitar

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP